

Alexco to Release First Quarter 2022 Results on May 12, 2022

Vancouver, BC, May 2, 2022 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the **"Company")** today announced that it will release its first quarter 2022 financial results on Thursday, May 12, 2022 after market close. Management will discuss the results during an audio webcast conference call on Friday, May 13, 2022 at 1:00 pm Eastern Time (10:00 am Pacific Time).

To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Confirmation Code#:	Ask to join the Alexco conference call
Live audio webcast:	https://services.choruscall.ca/links/alexco20220513.html

Participants should connect five to ten minutes before the call. The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver mines in the world. Alexco started concentrate production and shipments in 2021 and is currently advancing Keno Hill toward steady state production. Upon reaching commercial production, Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office
T. 604 633 4888
Alexco Resource Corp.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada
F. 604 633 4887